EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

March 22, 2013

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Avrupa Minerals Ltd
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming *Annual Meeting* of Security Holders for the subject issuer:

1	ISIN:	CA05453A1084
	CUSIP:	05453A108
2	Date Fixed for the Meeting:	May 31, 2013
3	Record Date for Notice:	April 18, 2013
4	Record Date for Voting:	April 18, 2013
5	Beneficial Ownership Determination Date:	April 18, 2013
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8	Business to be conducted at the meeting:	Annual
9	Notice-and-Access:	
	Registered Shareholders:	No
	Beneficial Holders:	No
	Stratification Level:	No
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	Yes
11	Issuer paying for delivery to Objecting Beneficial Owners:	No

Yours truly,
EQUITY FINANCIAL TRUST COMPANY

" *Janet M. Brown* "
Senior Relationship Manager
jbrown@equityfinancialtrust.com